Exhibit 99.1

Section 13(r) Disclosure

Travelport Limited (“Travelport”), a company that may be considered one of our affiliates, included the disclosure reproduced below in its quarterly report on Form 10-Q for the quarter ended June 30, 2014 (the “Travelport Disclosure”). We have no involvement in or control over the activities of Travelport, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the Travelport Disclosure.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended June 30, 2014 were approximately $161,000 and $117,000, respectively.”

Travelport has also informed us that it will make a disclosure in its Form 10-Q for the quarter ended September 30, 2014 which is identical to the first paragraph, but has not yet determined the gross revenue and net profit attributable to these activities for the quarter.